Grant Thornton LLP
Chartered Accountants
Management Consultants

Consent of Independent Accountants

We consent to the use in the Annual Report on Form 40-F of Gammon Lake Resources Inc. for the year ended December 31, 2006 of our Auditors' Report dated September 10, 2005 relating to the consolidated balance sheet of Gammon Lake Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year ended July 31, 2005 before the effects of the adjustments for the corrections of the error described in Note 16(a) to the amended December 31, 2005 consolidated financial statements.

We were not engaged to audit, review, or apply any procedures to the adjustments for the correction of the error described in Note 16(a) to the amended December 31, 2005 consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by KPMG LLP.

Halifax, Canada	Grant Thornton LLP
April 2, 2007	Chartered Accountants

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